Exhibit 99.1

ASUR ANNOUNCES 2Q24 RESULTS

Passenger Traffic Increased 2.8% YoY

Mexico City, July 23, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-and six-month periods ended June 30, 2024.

2Q24 Highlights1

•	Total passenger traffic increased 2.8% year-over-year (“YoY”). By country of operations, passenger traffic presented the following YoY variations:
•	Mexico: declined 4.7%, reflecting decreases of 2.5% in international traffic and 7.0% in domestic traffic.
•	Puerto Rico (Aerostar): increased 8.5%, driven by growth of 7.8% and 13.9% in domestic and in international traffic, respectively.
•	Colombia (Airplan): increased 20.9%, resulting from increases of 29.6% in international traffic and 18.8% in domestic traffic.
•	Revenues increased 20.1% YoY to Ps.7,394.0 million. Excluding construction services, revenues increased 17.7% during the period.
•	Consolidated revenues per Passenger increased 4.6% to Ps.127.9.

•	Consolidated EBITDA increased 18.0% YoY to Ps.4,909.9 million.

Table 1: Financial and Operating Highlights[1]

	Second Quarter		% Chg.
	2023	2024
Financial Highlights
Total Revenue	6,156,443	7,394,010	20.1
Mexico	4,541,133	5,428,666	19.5
San Juan	1,036,616	1,182,580	14.1
Colombia	578,694	782,764	35.3
Commercial Revenues per PAX	122.3	127.9	4.6
Mexico	141.7	154.5	9.1
San Juan	146.4	147.2	0.6
Colombia	40.7	47.3	16.2
EBITDA	4,160,306	4,909,874	18.0
Net Income	2,649,413	3,779,413	42.7
Majority Net Income	2,444,711	3,673,567	50.3
Earnings per Share (in pesos)	8.1490	12.2452	50.3
Earnings per ADS (in US$)	4.4658	6.7105	50.3
Capex	152,927	636,780	316.4
Cash & Cash Equivalents	14,474,035	14,996,995	3.6
Net Debt	(1,326,708)	(2,842,542)	114.3
Net Debt/ LTM EBITDA	(0.1)	(0.2)	100.1
Operational Highlights
Passenger Traffic
Mexico	10,697,831	10,193,640	(4.7)
San Juan	3,198,859	3,469,364	8.5
Colombia	3,389,611	4,099,011	20.9

•	Adjusted EBITDA Margin (excluding IFRIC12) reached 69.2% compared to 69.1% in 2Q23.
•	Closed 2Q24 with a cash position of Ps.14,997.0 million and Debt to LTM Adjusted EBITDA of negative 0.2x.

2Q24 Earnings Call

Day: Wednesday, July 24, 2024, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13747378

Replay: Wednesday, July 24, 2024, at 2:00 PM ET, ending at 11:59 PM ET on Wednesday, July 31, 2024. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International). Access Code: 13747378

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three- and six-month periods ended June 30, 2024, and the equivalent three- and six-month periods ended June 30, 2023. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 18.2478 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP.226.1200 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 17 of this report.

ASUR 2Q24 Page 1 of 25

Passenger Traffic

ASUR's total passenger traffic increased 2.8% YoY to 17.8 million in 2Q24.

In Mexico, total passenger traffic declined 4.7% YoY to 10.2 million in 2Q24, driven by decreases of 2.5% in international traffic and 7.0% in domestic traffic.

In Puerto Rico, total passenger traffic increased 8.5% YoY to 3.5 million in 2Q24, mainly driven by increases of 7.8% in domestic traffic and 13.9% in international traffic.

Total passenger traffic in Colombia for 2Q24 increased 20.9% YoY to 4.1 million passengers, driven by growth of 29.6% and 18.8% in domestic and international traffic, respectively.

On page 20 of this report, you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total México	10,697,831	10,193,640	(4.7)	21,771,122	21,690,050	(0.4)
- Cancun	8,153,866	7,508,459	(7.9)	16,638,564	16,238,550	(2.4)
- 8 Other Airports	2,543,965	2,685,181	5.6	5,132,558	5,451,500	6.2
Domestic Traffic	5,265,236	4,897,005	(7.0)	10,049,424	9,512,090	(5.3)
- Cancun	3,006,582	2,545,231	(15.3)	5,603,062	4,864,912	(13.2)
- 8 Other Airports	2,258,654	2,351,774	4.1	4,446,362	4,647,178	4.5
International Traffic	5,432,595	5,296,635	(2.5)	11,721,698	12,177,960	3.9
- Cancun	5,147,284	4,963,228	(3.6)	11,035,502	11,373,638	3.1
- 8 Other Airports	285,311	333,407	16.9	686,196	804,322	17.2
Total San Juan, Puerto Rico	3,198,859	3,469,364	8.5	6,105,897	6,731,260	10.2
Domestic Traffic	2,850,826	3,072,984	7.8	5,492,755	6,008,924	9.4
International Traffic	348,033	396,380	13.9	613,142	722,336	17.8
Total Colombia	3,389,611	4,099,011	20.9	7,274,928	7,903,243	8.6
Domestic Traffic	2,723,025	3,235,205	18.8	5,899,180	6,198,665	5.1
International Traffic	666,586	863,806	29.6	1,375,748	1,704,578	23.9
Total Traffic	17,286,301	17,762,015	2.8	35,151,947	36,324,553	3.3
Domestic Traffic	10,839,087	11,205,194	3.4	21,441,359	21,719,679	1.3
International Traffic	6,447,214	6,556,821	1.7	13,710,588	14,604,874	6.5
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: % YoY Change in Passenger Traffic 2024 & 2023

Region	January	February	March	April	May	June	Total
Mexico	2.6%	5.7%	3.4%	(5.6%)	(3.0%)	(5.5%)	(0.4%)
Domestic Traffic	(2.2%)	(1.3%)	(6.8%)	(10.7%)	(4.6%)	(5.7%)	(5.3%)
International Traffic	6.3%	10.9%	11.1%	(1.0%)	(1.3%)	(5.2%)	3.9%
Puerto Rico	8.2%	12.6%	16.0%	9.4%	4.3%	11.6%	10.2%
Domestic Traffic	6.7%	12.0%	14.9%	9.4%	3.1%	10.9%	9.4%
International Traffic	23.1%	17.9%	27.1%	9.2%	15.4%	16.1%	17.8%
Colombia	(10.1%)	(3.4%)	9.4%	17.9%	20.2%	24.5%	8.6%
Domestic Traffic	(14.1%)	(7.8%)	3.6%	16.2%	17.8%	22.3%	5.1%
International Traffic	6.6%	16.9%	37.7%	25.3%	30.1%	33.1%	23.9%
Total	0.5%	4.8%	6.6%	1.3%	3.1%	3.8%	3.3%
Domestic Traffic	(3.7%)	(0.1%)	1.6%	0.9%	3.1%	6.0%	1.3%
International Traffic	6.9%	11.7%	13.9%	1.9%	3.0%	0.2%	6.5%

ASUR 2Q24 Page 2 of 25

Review of Consolidated Results

Table 4: Summary of Consolidated Results

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Revenues	6,156,443	7,394,010	20.1	12,605,852	14,828,917	17.6
Aeronautical Services	3,710,976	4,613,942	24.3	7,588,394	9,257,579	22.0
Non-Aeronautical Services	2,313,978	2,480,028	7.2	4,736,590	5,014,865	5.9
Total Revenues Excluding Construction Revenues	6,024,954	7,093,970	17.7	12,324,984	14,272,444	15.8
Construction Revenues	131,489	300,040	128.2	280,868	556,473	98.1
Total Operating Costs & Expenses	2,252,366	3,051,086	35.5	4,688,124	5,906,770	26.0
Other Revenues	-	-	0.0	-	-	0.0
Operating Profit	3,904,077	4,342,924	11.2	7,917,728	8,922,147	12.7
Operating Margin	63.4%	58.7%	(468 bps)	62.8%	60.2%	(264 bps)
Adjusted Operating Margin [1]	64.8%	61.2%	(358 bps)	64.2%	62.5%	(173 bps)
EBITDA	4,160,306	4,909,874	18.0	8,690,708	10,032,814	15.4
EBITDA Margin	67.6%	66.4%	(117 bps)	68.9%	67.7%	(128 bps)
Adjusted EBITDA Margin [2]	69.1%	69.2%	16 bps	70.5%	70.3%	(22 bps)
Net income	2,649,413	3,779,413	42.7	5,251,658	6,966,167	32.6
Net income majority	2,444,711	3,673,567	50.3	4,957,073	6,755,658	36.3
Earnings per Share	8.1490	12.2452	50.3	16.5236	22.5189	36.3
Earnings per ADS in US$	4.4658	6.7105	50.3	9.0551	12.3406	36.3

Total Commercial Revenues per Passenger [3]	122.3	127.9	4.6	122.8	126.4	2.9
Commercial Revenues	2,135,266	2,293,840	7.4	4,363,641	4,630,274	6.1
Commercial Revenues from Direct Operations per Passenger [4]	23.2	22.0	(5.6)	23.7	22.9	(3.2)
Commercial Revenues Excl. Direct Operations per Passenger	99.1	106.0	6.9	99.1	103.5	4.4

1 Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.
2 Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.
3 Passenger figures include transit and general aviation passengers Mexico, Puerto Rico and Colombia.
4 Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues increased 20.1% YoY, or Ps.1,237.6 million, to Ps.7,394.0 million, mainly due to the following increases:

•	128.2%, or Ps.168.5 million, YoY increase in construction services revenues to Ps.300.0 million, principally in Mexico,
•	24.3%, or Ps.903.0 million in aeronautical services revenues to Ps.4,613.9 million. Mexico contributed Ps.3,513.7 million, while Puerto Rico and Colombia accounted for Ps.518.3 million and Ps.581.9 million, respectively; and
•	7.2%, or Ps.166.0 million non-aeronautical services revenues to Ps.2,480.0 million. Mexico contributed Ps.1,767.0 million, while Puerto Rico and Colombia accounted for Ps.513.5 million and Ps.199.5 million, respectively.

Excluding Revenues from Construction Services, for which an equivalent expense is recorded under IFRS accounting standards, total revenues would have increased 17.7% YoY to Ps.7,094.0 million.

Excluding revenues from construction services, Mexico represented 74.4% of ASUR´s total revenues in 2Q24, while Puerto Rico and Colombia accounted for 14.5% and 11.1%, respectively.

Commercial Revenues in 2Q24 increased 7.4% YoY to Ps.2,293.8 million, mainly reflecting the 2.7% increase in passenger traffic (including transit and general aviation passengers). Commercial revenue growth was driven by increases of 3.9% to Ps.1,583.9 million in Mexico, 9.1% to Ps.510.8 million in Puerto Rico and 40.1% to Ps.199.1 million in Colombia.

ASUR 2Q24 Page 3 of 25

Commercial Revenues per Passenger increased 4.6% YoY to Ps.127.9 in 2Q24, from Ps.122.3 in 2Q23.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 35.5% YoY, or Ps.798.7 million, to Ps.3,051.1 million in 2Q24.

Excluding construction costs, operating costs and expenses increased 29.7%, or Ps.630.2 million, due to the following factors:

•	Mexico: increased 18.1%, or Ps.254.7 million, mainly due to higher costs in connection to personnel, concession fees, security and cleaning services, and maintenance and conservation.

•	Puerto Rico: increased 86.8%, or Ps.306.2 million, mainly due to the recovery of expenses under the CRRSAA Act for an amount of Ps.252.3 million in 2Q23. On a comparable basis and excluding this benefit in 2Q23, operating costs and expenses increased 8.9%, or Ps.53.8 million, mainly due to increases in personnel costs, electric energy, insurance and surety bonds, professional fees, security and depreciation and amortization.

•	Colombia: increased 19.2%, or Ps.69.2 million, mainly due to increases in maintenance and conservation, personnel costs, taxes and duties, security and cleaning services, insurance and surety bonds, concession fees, energy costs and depreciation and amortization.

Cost of Services increased 37.0%, or Ps.368.4 million, YoY mainly due to increases in personnel costs, surveillance and cleaning services, maintenance and conservation, professional fees, insurance and bonds, electric energy, and taxes and duties.

Construction Costs increased 128.2% YoY, or Ps.168.5 million. This was mainly driven by a YoY increases of 100.5%, or Ps.74.2 million, in construction costs in Mexico, and 164.5%, or Ps.93.7 million, in Puerto Rico, and 89.6%, or Ps.0.6 million, in construction costs in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 5.8% YoY.

Consolidated Technical Assistance Costs decreased by 42.5% YoY, as the technical assistance fee in Mexico decreased from 5% to 2.5% as of January 1, 2024.

Concession Fees increased 74.6% YoY, on a consolidated basis, principally due to increases of 115.4% in Mexico due to an increase in the concession fee from 5% to 9% as of January 1, 2024, together with increases of 30.2% in Colombia and 4.2% in Puerto Rico as a result of higher regulated and unregulated revenues.

Depreciation and Amortization increased 11.5% YoY, or Ps.58.6 million, principally due to an increase of 12.7%, or Ps.33.1 million in Mexico, 16.6%, or Ps.14.6 million in Colombia and 6.8%, or Ps.10.9 million, in Puerto Rico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.4,342.9 million in 2Q24, with an operating margin of 58.7%, compared to Ps.3,904.1 million and an operating margin of 63.4% in 2Q23.

Adjusted Operating Margin was 61.2% in 2Q24 compared to 64.8% in 2Q23. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, which is calculated as operating profit or loss divided by total revenue minus revenue from construction services.

EBITDA increased 18.0%, or Ps.749.6 million, to Ps.4,909.9 million in 2Q24, from Ps.4,160.3 million in 2Q23. By country of operations, EBITDA increased by 17.8%, or Ps.591.6 million to Ps.3,914.0 million in Mexico, and 1.7%, or Ps.9.3 million, to Ps.543.0 million in Puerto Rico and 48.9%, or Ps.148.7 million, to Ps.452.9 million in Colombia.

Consolidated EBITDA margin in 2Q24 was 66.4% compared to 67.6% in 2Q23.

ASUR 2Q24 Page 4 of 25

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.2% in 2Q24, compared to 69.1% in 2Q23.

Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Interest Income	296,670	372,072	25.4	561,730	781,797	39.2
Interest Expense	(281,678)	(106,097)	(62.3)	(587,670)	(361,499)	(38.5)
Foreign Exchange Gain (Loss), Net	(344,984)	941,963	n/a	(831,892)	745,598	n/a
Total	(329,992)	1,207,938	n/a	(857,832)	1,165,896	n/a

In 2Q24 ASUR reported a Ps.1,207.9 million Consolidated Comprehensive Financing Gain, compared to a Ps.330.0 million loss in 2Q23. This variation is mainly attributed to a foreign exchange gain of Ps.942.0 million in 2Q24 compared to a foreign exchange loss of Ps.345.0 million in 2Q23.

The foreign exchange gain in 2Q24 resulted from the 10.4% quarter-end depreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (4.4% average depreciation) during the covered period. The foreign exchange loss in 2Q23 resulted from the 5.0% quarter-end appreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (1.9% average appreciation) during the covered period.

Interest income increased 25.4%, or Ps.75.4 million reflecting a higher cash balance position, while interest expenses declined 62.3%, or Ps.175.6 million resulting from principal payments in Mexico and Puerto Rico.

Income Taxes

Income Taxes for 2Q24 increased Ps.844.9 million YoY, principally due to the following variations:

•	A Ps.654.2 million increase in income taxes, mainly due to a higher taxable income base in Mexico and Colombia.

•	A Ps.190.7 million increase in deferred income taxes, mainly in Mexico, resulting from the initial recognition of deferred income tax on untaxed accumulated profits from investments in Puerto Rico and Colombia.

Net Majority Income

ASUR reported Majority Net Income of Ps.3,673.6 million in 2Q24, compared to Ps.2,444.7 million in 2Q23. This resulted in earnings per common share in 2Q24 of Ps.12.2452, or earnings per ADS of US$6.7105 (one ADS represents ten series B common shares). This compared to earnings per share of Ps.8.1490, or earnings per ADS of US$4.4658 for 2Q23.

Net Income

ASUR reported Net Income of Ps.3,779.4 million in 2Q24, an increase of 42.7%, or Ps.1,130.0 million, from Ps.2,649.4 million in 2Q23.

Consolidated Financial Position

Airport concessions represented 69.5% of ASUR´s total assets as of June 30, 2024, with current assets representing 28.0% and other assets 2.5%.

ASUR 2Q24 Page 5 of 25

As of June 30, 2024, cash and cash equivalents amounted to Ps.14,997.0 million, an 8.1% increase from Ps.13,872.9 million as of December 31 2023. Cash and cash equivalents in México, Colombia and Puerto Rico amounted to Ps.10,911.7 million, Ps.2,193.6 million and Ps.1,891.7 million, respectively.

As of June 30, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,770.1 million, (ii) goodwill of Ps.871.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.477.0 million, and (iv) a minority interest of Ps.4,912.4 million in stockholders' equity.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2024: (i) the recognition of a net intangible asset of Ps.793.1 million, (ii) goodwill of Ps.1,431.5 million, (iii) deferred taxes of Ps.245.4 million, and (iv) a Ps.91.8 million recognition of bank loans at fair value.

As of June 30, 2024, Stockholders’ equity was Ps. Ps.53,207.0 million and total liabilities were Ps.19,467.0, representing 73.2% and 26.8% of ASUR’s total assets, respectively. Deferred liabilities represented 17.6% of ASUR’s total liabilities.

As of June 30, 2024, Total Debt declined 0.6% to Ps.12,154.4 million from Ps. 12,224.8 million as of December 31, 2023, mainly reflecting: (i) the FX conversion impact of the Mexican peso depreciation against the U.S. dollar and the Colombian peso, and (ii) payment of principal amounts of outstanding debt of Ps.50.0 million in Mexico and Ps.438.7 million in Colombia.

As of June 30, 2024, 20.0% of ASUR’s Total Debt was denominated in Mexican pesos, 76.8% in U.S. Dollars (at Aerostar in Puerto Rico) and 3.2% in Colombian pesos (debt at Airplan in Colombia).

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

On November 15, 2023, Aerostar renewed the US$20.0 million revolving credit facility with Banco Popular de Puerto Rico, with a maturity date of December 29, 2026. As of June 30, 2024, no such credit line has been drawn.

In April 2023, Banco Popular transferred to the Bank of Bogotá its interests under the syndicated loan entered into with Airplan by issuing promissory notes under the same terms and conditions than the original loan.

LTM Net Debt-to-LTM EBITDA stood at negative 0.2x at the close of 2Q24, while the Interest Coverage Ratio was 12.2x. This compared with LTM Net Debt-to-LTM EBITDA of negative 0.1x and an Interest Coverage Ratio of 11.5x as of June 30, 2023, respectively.

Table 6: Consolidated Debt Indicators

	June 30, 2023	December 31, 2023	June 30, 2024
Apalancamiento
Total Debt/ LTM EBITDA (Times) [1]	0.8	0.7	0.7
Total Net Debt/ LTM EBITDA (Times) [2]	(0.1)	(0.3)	(0.2)
Interest Coverage Ratio [3]	11.5	11.4	12.2
Total Debt	13,147,327	12,224,770	12,154,453
Short-term Debt	1,881,660	1,233,639	1,291,986
Long-term Debt	11,265,667	10,991,131	10,862,467
Cash & Cash Equivalents	14,474,035	16,917,191	14,996,995
Total Net Debt [4]	(1,326,708)	(4,692,421)	(2,842,542)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by EBITDA.
[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.
[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents.

ASUR 2Q24 Page 6 of 25

Table 7: Consolidated Debt (million)

	Aerostar Dls		Cancun Airport M´Mxp $			Airplan M Col Ps
Original Amount	350´M	200´M	50´M	BBVA 2,000	Santander 2,650	Syindicated Loan 440,000
Interest Rate	5.75%	4.92%	6.75%	TIIE + 1.4 pp	TIIE +1.5 pp	DTF + 4pp
Principal Balance as of June 30, 2024	271.3	200.0	42.0	1,750.0	675.0	67,897.2
2024	6.5	-	-	100.0
2025	13.6	-	-	275.0	675.0	-
2026	15.0	-	-	375.0	-	30,499.7
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-

[1] DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

The loans from Mexico were made in October 2017, with Bancomer and Santander. The bonds from Puerto Rico were issued in March 2013 and June 2015 (in May 2022 the payment date at maturity was modified to 2035). The syndicated loan from Colombia was obtained in June 2015, with a grace period of three years. In April 2022, Airplan made capital payments for Cop. 100,000 million, and its next principal payment is due in September 2026. In July 2022, Aerostar issued senior secured notes for US$200,000 million due March 22, 2035. On November 30, 2022, March 29, 2023, and September 29, 2023 Cancun Airport prepaid Ps.650 million, Ps.662.5 million and Ps.662.5 million of the loan with Santander, respectively. Cancún Airport made capital payments of Ps.50 million of the BBVA loan on each of the following dates: April 14, 2023, July 14, 2023, October 13, 2023, January 15, 2024 and 15 April 2024.

*Expressed in the original currency of each loan.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 2Q24 with a solid financial position, with cash and cash equivalents totaling Ps.14,997.0 million and Ps.12,154.4 million in Total Debt. A total of Ps.168.0 million in principal amount of outstanding debt payments is due in 3Q24.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position as of June 30, 3024
Figures in thousands of Mexican Pesos
Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal Payments (July - October 2024)
Mexico	10,911,734	2,425,149	909,257	1,515,892	50,000
Puerto Rico	1,891,659	9,335,025	380,515	8,954,510	117,963
Colombia	2,193,602	394,279	2,214	392,065	0
Total	14,996,995	12,154,453	1,291,986	10,862,467	167,963

Table 9: Debt Maturity Profile as of June 30, 2024
Figures in thousands of Mexican Pesos
Region of Operation	2024	2025	2026	2027/2035
Mexico	100,000	950,000	375,000	1,000,000
Puerto Rico	117,963	248,207	273,604	8,725,259
Colombia	0	0	134,883	165,388
Total	217,963	1,198,207	783,487	9,890,646
[1] Figures in pesos converted at the exchange rate at the close of the quarter Ps.18.2478=US$1.00
[2] Figures in pesos converted at the exchange rate at the close of the quarter of COP 226.12=Ps.1.00
Note: Figures only reflect principal payments.

ASUR 2Q24 Page 7 of 25

Table 10: Debt Ratios at June 30, 2024

LTM EBITDA and interest expense figures in thousands of Mexican Pesos
Region	LTM EBITDA	LTM Interest Expenses	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	14,714,478	349,947	42.0	3.0
Puerto Rico [2]	1,474,506	738,592	2.0	1.1
Colombia [3]	1,261,408	345,552	3.7	1.2
Total	17,450,392	1,434,091	12.2
[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.
[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,474,5 million and LTM Debt Service was Ps.738,6 million.
[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1,261.4 million and Debt Service was Ps.345.6 million.

Accounts Receivables

Accounts receivables increased 28.5% YoY in 2Q24, mainly driven by increased activity in Mexico and Colombia.

On February 28 and March 29, 2023 Viva Colombia and Ultra Air in Colombia suspended operations. At the close of 2Q24, these two companies owed ASUR Ps.14.5 million and Ps.10.2 million, respectively and have been provisioned.

Table 11: Accounts Receivables at June 30, 2024
Figures in thousands of Mexican Pesos
Region	2Q23	2Q24	% Chg.
Mexico	1,741,418	2,267,510	30.2
Puerto Rico	156,871	138,474	(11.7)
Colombia	52,180	100,682	93.0
Total	1,950,469	2,506,666	28.5
Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.646.8 million in 2Q24. Of this amount, Ps.461.6 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.173.7 million were invested by Aerostar in Puerto Rico and Ps.1.5 million were invested by Airplan in Colombia. This compared to Ps.152.9 million invested in 2Q23, of which Ps.81.3 million were invested in Mexico, Ps.70.9 million in Puerto Rico and Ps.0.7 million in Colombia. On an accumulated basis, ASUR made capital expenses for a total of Ps.819.4 million in 6M24, of which Ps.567.8 million, were allocated to its Mexican airports, Ps.246.1 million invested by Aerostar in Puerto Rico and Ps.5.5 million invested by Airplan in Colombia. This compares to a total of Ps.295.9 million invested in 6M23, of which Ps.151.6 million were allocated to its Mexican airports, Ps.137.6 million in Puerto Rico and Ps.6.7 million in Colombia.

ASUR 2Q24 Page 8 of 25

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Passenger	10,764	10,249	(4.8)	21,899	21,803	(0.4)

Total Revenues	4,541,133	5,428,666	19.5	9,316,279	11,074,778	18.9
Aeronautical Services	2,766,378	3,513,751	27.0	5,631,981	7,099,255	26.1
Non-Aeronautical Services	1,700,963	1,766,963	3.9	3,527,025	3,641,091	3.2
Construction Revenues	73,792	147,952	100.5	157,273	334,432	112.6
Total Revenues Excluding Construction Revenues	4,467,341	5,280,714	18.2	9,159,006	10,740,346	17.3

Total Commercial Revenues	1,524,765	1,583,901	3.9	3,161,011	3,262,322	3.2
Commercial Revenues from Direct Operations	296,822	283,176	(4.6)	631,422	620,680	(1.7)
Commercial Revenues Excluding Direct Operations	1,227,943	1,300,725	5.9	2,529,589	2,641,642	4.4

Total Commercial Revenues per Passenger	141.6	154.5	9.1	144.3	149.6	3.7
Commercial Revenues from Direct Operations per Passenger [1]	27.6	27.6	0.2	28.8	28.5	(1.3)
Commercial Revenues Excl. Direct Operations per Passenger	114.1	126.9	11.3	115.5	121.2	4.9

For the purposes of this table, approximately 66.6 and 55.0 thousand transit and general aviation passengers are included in 2Q23 and 2Q24 respectively, while 127.6 and 113.4 thousand transit and general aviation passengers are included in 6M23 and 6M24.
[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 19.5% YoY to Ps.5,429.0 million, mainly reflecting the new terms of the Master Development Plan published on December 13, 2023 and effective starting January 1, 2024.

Excluding construction, revenues increased 18.2% YoY, mainly due to increases of 27.0% in revenues from aeronautical services and 3.9% in revenues from non-aeronautical services.

Commercial Revenues increased 3.9% YoY, as shown in Table 12.

Commercial Revenues per Passenger for 2Q24 increased to Ps.154.5 compared to Ps.141.6 in 2Q23.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 17 new commercial spaces, 6 at Merida, 2 each at Tapachila and Veracruz airports, and 1 each at Cancun, Oaxaca, Huatulco, Cozumel, Minatitlan, and Villahermosa airports. More details of these openings can be found on page 20 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since June 30, 2023

Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	2Q24	6M24
Car rental	30.0%	26.6%	Cancun	1
Car parking	9.9%	6.6%	Car rental	1
Advertising	9.8%	12.8%	8 Others airports	16
Ground Transportation	9.1%	9.8%	Retail	2
Retail	5.9%	0.8%	Car rental	14
Banks and foreign exchange	3.2%	(8.3%)	Mexico	17
Duty Free	0.8%	2.4%
Other Revenues	(4.3%)	(3.5%)
Teleservices	(7.3%)	(20.6%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Food and Beverage	(7.9%)	(0.6%)
Total Commercial Revenues	3.9%	3.2%

ASUR 2Q24 Page 9 of 25

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	689,629	744,473	8.0	1,312,734	1,433,606	9.2
Administrative	76,325	80,753	5.8	153,566	159,772	4.0
Technical Assistance	174,434	100,279	(42.5)	364,745	206,594	(43.4)
Concession Fees	204,826	441,248	115.4	411,827	891,511	116.5
Depreciation and Amortization	261,444	294,588	12.7	517,681	583,772	12.8
Operating Costs and Expenses Excluding Construction Costs	1,406,658	1,661,341	18.1	2,760,553	3,275,255	18.6
Construction Costs	73,792	147,952	100.5	157,273	334,432	112.6
Total Operating Costs & Expenses	1,480,450	1,809,293	22.2	2,917,826	3,609,687	23.7

Total Mexico Operating Costs and Expenses increased 22.2% YoY, or Ps.328.8 million. Excluding construction costs, operating costs and expenses increased 18.1%, or Ps.254.7 million, mainly due to higher concession fees, personnel expenses, surveillance and cleaning services, and maintenance and conservation costs.

Cost of Services increased 8.0% YoY, primarily due to increases in personnel, surveillance and cleaning services, maintenance, and conservation

Administrative Expenses increased 5.8% YoY.

The Technical Assistance fee declined 42.5% YoY, principally due to the reduction in the technical assistance fees charged by ITA to 2.5% from 5.0% of the EBITDA generated by ASUR´s Mexican operations starting January 1, 2024.

Concession Fees, which include fees paid to the Mexican government, increased by 115.4%, principally due to the 80% increase in the concession fee rate and the increase in the calculation base.

Depreciation and Amortization increased 12.7% YoY, due to the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Interest Income	216,770	286,652	32.2	401,189	595,297	48.4
Interest Expense	(117,682)	(88,349)	(24.9)	(253,060)	(181,848)	(28.1)
Foreign Exchange Gain (Loss), Net	(344,478)	942,142	n/a	(831,371)	745,722	n/a
Total	(245,390)	1,140,445	n/a	(683,242)	1,159,171	n/a

During 2Q24, ASUR’s Mexico operations reported a Ps.1,140.4 million Comprehensive Financing Gain, compared to a Ps.245.4 million loss in 2Q23. This was mainly due to a Ps.942.1 million foreign exchange gain reported in in 2Q24, resulting from the 10.4% quarter-end depreciation of the Mexican peso against the U.S. dollar on a foreign currency net asset position (4.4% average depreciation). This compared to a Ps.344.5 million foreign exchange loss in 2Q23, resulting from the 5.0% quarter-end appreciation of the Mexican peso during that period against the U.S. dollar on a foreign currency net asset position (1.9% average appreciation).

Interest income increased 32.2% YoY, or Ps.69.9 million, increase in interest income resulting from a higher cash balance, combined with a YoY decline of 24.9%, or Ps.29.3 million, in interest expenses mainly due to principal payments in 2023 and 1Q24.

ASUR 2Q24 Page 10 of 25

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA

	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Revenue	4,541,133	5,428,666	19.5	9,316,279	11,074,778	18.9
Total Revenues Excluding Construction Revenues	4,467,341	5,280,714	18.2	9,159,006	10,740,346	17.3
Operating Profit	3,060,683	3,619,373	18.3	6,398,453	7,465,091	16.7
Operating Margin	67.4%	66.7%	(73 bps)	68.7%	67.4%	(127 bps)
Adjusted Operating Margin [1]	68.5%	68.5%	3 bps	69.9%	69.5%	(35 bps)
Net Profit [2]	1,978,141	3,189,436	61.2	4,128,265	5,854,406	41.8
EBITDA	3,322,367	3,913,960	17.8	6,916,382	8,048,862	16.4
EBITDA Margin	73.2%	72.1%	(106 bps)	74.2%	72.7%	(156 bps)
Adjusted EBITDA Margin [3]	74.4%	74.1%	(25 bps)	75.5%	74.9%	(57 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] This result includes revenues from the participation of Aerostar Ps.183.3 million and 327.0 million in 2Q24 and 2Q23, respectively, for Airplan Ps.221.1 million and Ps.142.3 million in 2Q24 and 2Q23, respectively.
[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,619.4 million and an Operating Margin of 66.7% in 2Q24. This compared to an Operating Gain of Ps.3,060.7 million and an Operating Margin of 67.4% in 2Q23.

Adjusted Operating Margin remained unchanged YoY at 68.5%. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues.

EBITDA increased 17.8%, or Ps.591.6 million, to Ps.3,914.0 million in 2Q24, from Ps.3,322.4 million in 2Q23. EBITDA margin in 1Q24 was 72.1% compared to 73.2% in 2Q23.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 74.1% in 2Q24, compared to 74.4% in 2Q23.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of June 30, 2024 totaled Ps.7,335.5 million, with an average tariff per workload unit of Ps.326.4 (December 2023 Mexican pesos), representing approximately 68.3% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 2Q24 ASUR invested Ps.461.6 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.81.3 million in 2Q23. On an accumulated basis, capital investments in Mexican operations totaled Ps.567.8 million, compared to Ps.151.6 million in 2Q23.

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three and six-month periods ended June 30, 2023 and 2024.

As of June 30, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,770.1 million, (ii) goodwill of Ps.871.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps. 477.0 million, and (iv) a minority interest of Ps.4,912. million in stockholders' equity.

ASUR 2Q24 Page 11 of 25

Puerto Rico Revenues & Commercial Revenues Per Passenger
Figures in thousands of Mexican Pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Passenger	3,199	3,469	8.5	6,106	6,731	10.2

Total Revenues	1,036,616	1,182,580	14.1	2,047,559	2,216,162	8.2
Aeronautical Services	508,939	518,307	1.8	1,037,234	1,020,895	(1.6)
Non-Aeronautical Services	470,703	513,556	9.1	893,520	978,290	9.5
Construction Revenues	56,974	150,717	164.5	116,805	216,977	85.8
Total Revenues Excluding Construction Revenues	979,642	1,031,863	5.3	1,930,754	1,999,185	3.5

Total Commercial Revenues	468,358	510,794	9.1	889,014	973,438	9.5
Commercial Revenues from Direct Operations	108,903	110,571	1.5	209,510	218,049	4.1
Commercial Revenues Excluding Direct Operations	359,455	400,223	11.3	679,504	755,389	11.2

Total Commercial Revenues per Passenger	146.4	147.2	0.6	145.6	144.6	(0.7)
Commercial Revenues from Direct Operations per Passenger [1]	34.0	31.9	(6.4)	34.3	32.4	(5.6)
Commercial Revenues Excl. Direct Operations per Passenger	112.4	115.4	2.7	111.3	112.2	0.8

Figures in pesos at the average exchange rate Ps.17.2558 = US. 1.00 for 2Q24 and for 6M24 the figures in pesos at the exchange rate of Ps.17.1113 = USD1.00

[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues increased 14.1% YoY to Ps.1,182.6 million in 2Q24.

Excluding construction services, revenues increased by 5.3% YoY, mainly due to increases of 9.1% in revenues from non-aeronautical services and 1.8% in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.147.2 in 2Q24, compared to Ps.146.4 in 2Q23.

Four commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and others.

Table 19: Puerto Rico Commercial Revenues Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since June 30, 2023
Business Line	YoY Chg.		Type of Commercial Space [1]	# of Spaces Opened
	2T24	6M24
Ground Transportation	24.8%	23.7%	Food and beverage	2
Advertising	24.8%	5.6%	Retail	2
Food and beverage	24.5%	21.0%	Total Commercial space	4
Others revenues	11.5%	8.2%
Car rentals	9.9%	13.8%
Car parking	7.6%	4.0%	[1] Solo incluye nuevas tiendas abiertas durante el periodo y excluye remodelaciones o renovaciones a contratos.
Duty Free	6.6%	(1.9%)
Retail	3.0%	4.9%
Banks and foreign exchange	0.4%	(2.7%)
Total Commercial Revenues	9.1%	9.5%

Puerto Rico Costs & Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	146,935	440,255	199.6	531,680	833,769	56.8
Concession Fees	46,628	48,628	4.3	92,766	95,427	2.9
Depreciation and Amortization	159,398	170,305	6.8	329,068	328,266	(0.2)
Operating Costs and Expenses Excluding Construction Costs	352,961	659,188	86.8	953,514	1,257,462	31.9
Construction Costs	56,974	150,717	164.5	116,805	216,977	85.8
Total Operating Costs & Expenses	409,935	809,905	97.6	1,070,319	1,474,439	37.8

ASUR 2Q24 Page 12 of 25

Figures in pesos at the average exchange rate Ps.17.2558 = US. 1.00 for 2Q24 and for 6M24 the figures in pesos at the exchange rate of Ps.17.1113 = USD1.00

Total Operating Costs and Expenses for 2Q24 in Puerto Rico increased 97.6% YoY to Ps.809.9 million. Construction costs increased 164.5%, to Ps.150.7 million in 2Q24 from Ps.57.0 million in 2Q23.

Excluding construction costs, operating costs and expenses increased 86.8% YoY, or Ps.306.2 million, mainly due the recovery of expenses under the CRRSAA Act for an amount of Ps.252.3 million in 2Q23. Excluding this benefit in 2Q23, operating costs and expenses increased 8.9%, or Ps.53.8 million, mainly due to increases in personnel costs, together with higher energy insurance and surety bonds, professional fees, security costs and depreciation and amortization.

Cost of Services increased 199.6%, or Ps.293.3 million in 2Q24, principally reflecting the recovery of expenses under the ARPA law in 2Q23 for a total of Ps.252.3 million. Excluding this impact, cost of services increased 10.3%, or Ps.40.9 million, mainly due to higher personnel and energy costs, insurance and surety bonds, professional fees, and security services.

Concession Fees paid to the Puerto Rican government in 2Q24 increased 4.3% YoY, or Ps.2.0 million.

Depreciation and Amortization declined 6.8% YoY, or Ps.10.9 million, principally reflecting the foreign exchange translation impact.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Interest Income	33,585	30,604	(8.9)	64,928	61,163	(5.8)
Interest Expense	(138,462)	(129,971)	(6.1)	(285,878)	(258,792)	(9.5)
Total	(104,877)	(99,367)	(5.3)	(220,950)	(197,629)	(10.6)
Figures in pesos at the average exchange rate Ps.17.2558 = US. 1.00 for 2Q24 and for 6M24 the figures in pesos at the exchange rate of Ps.17.1113 = USD1.00io de Ps.17.2558 = USD1.00 para el 2T24 y para los 6M24 las cifras en pesos al tipo de cambio de Ps.17.1113 = USD1.00

During 2Q24, Puerto Rico reported a Ps.99.4 million Comprehensive Financing Loss, compared to a Ps.104.9 million loss in 2Q23, mainly due to principal payments made on Aerostar’s outstanding debt.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million, which as of June 30, 2024 has not been withdrawn.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes, extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

On November 15, 2023, Aerostar extended the maturity date of the revolving credit line with Banco Popular de Puerto Rico, now maturing December 29, 2026. As of June 30, 2024, this credit line has not been drawn.

All long-term debt is collateralized by Aerostar’s assets.

ASUR 2Q24 Page 13 of 25

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Revenue	1,036,616	1,182,580	14.1	2,047,559	2,216,162	8.2
Total Revenues Excluding Construction Revenues	979,642	1,031,863	5.3	1,930,754	1,999,185	3.5
Other Revenues
Operating Profit	626,681	372,675	(40.5)	977,240	741,723	(24.1)
Operating Margin	60.5%	31.5%	(2894 bps)	47.7%	33.5%	(1426 bps)
Adjusted Operating Margin[1]	64.0%	36.1%	(2785 bps)	50.6%	37.1%	(1351 bps)
Net Income	511,751	264,615	(48.3)	736,460	526,273	(28.5)
EBITDA	533,715	542,982	1.7	1,053,944	1,069,990	1.5
EBITDA Margin	51.5%	45.9%	(557 bps)	51.5%	48.3%	(319 bps)
Adjusted EBITDA Margin[2]	54.5%	52.6%	(186 bps)	54.6%	53.5%	(107 bps)
Figures in pesos at the average exchange rate Ps.17.2558 = US. 1.00 for 2Q24 and for 6M24 the figures in pesos at the exchange rate of Ps.17.1113 = USD1.00
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in Puerto Rico declined 40.5% to Ps.372.7 million, resulting in an Operating Margin of 31.5%, compared to an operating profit of Ps.626.7 million and an Operating Margin of 60.5% in 2Q23. This was mainly due to the recovery of expenses of Ps.252.4 million in 2Q23 under the CRRSAA Act in 2Q23.

EBITDA increased 1.7% to Ps.543.0 million in 2Q24 from Ps.533.7 million 2Q23. The EBITDA Margin declined to 45.9% in 2Q24 from 51.5% in 2Q23.

Adjusted EBITDA Margin (which excludes IFRIC 12) declined to 52.6% in 2Q24 from 54.5% in 2Q23.

Puerto Rico Capital Expenditures

During 2Q24, capital expenditures totaled Ps.173.6 million, compared to capital expenditures of Ps.70.9 million in 2Q23. On an accumulated basis, total capital expenditures increased to Ps.246.1 million in 6M24, compared to Ps.137.6 million in 6M23.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

ASUR 2Q24 Page 14 of 25

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three- and six-month periods ended June 30, 2024 and 2023.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of June 30, 2024: (i) the recognition of a net intangible asset of Ps.793.1 million, (ii) goodwill of Ps.1,431.5 million, (iii) deferred taxes of Ps.245.4 million, and (iv) a Ps.91.8 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Passengers	3,490	4,214	20.7	7,543	8,104	7.4

Total Revenues	578,694	782,764	35.3	1,242,014	1,537,977	23.8
Aeronautical Services	435,659	581,884	33.6	919,179	1,137,429	23.7
Non-Aeronautical Services	142,312	199,509	40.2	316,045	395,484	25.1
Construction Revenues [1]	723	1,371	89.6	6,790	5,064	(25.4)
Total Revenues Excluding Construction Revenues	577,971	781,393	35.2	1,235,224	1,532,913	24.1

Total Commercial Revenues	142,143	199,145	40.1	313,616	394,514	25.8

Total Commercial Revenues per Passenger	40.7	47.3	16.2	41.6	48.7	17.1

Figures in Mexican pesos at an average exchange rate of COP.227.4957 = Ps.1.00 Mexican pesos for 2Q24 and COP.228.9373 = Ps.1.00 for 6M24.
For the purposes of this table, approximately 100.6 and 115.3 thousand transit and general aviation passengers are included in 2Q23 and 2Q24 while 267.9 and 200.5 thousand transit and general aviation passengers are included in 6M23 and 6M24.

Colombia Revenues

Total Revenues in Colombia increased 35.3% YoY to Ps.782.8 million. Excluding construction services, revenues increased 35.2% YoY, principally reflecting the increase in international traffic during the period.

Commercial Revenue per Passenger was Ps.47.3 compared to Ps.40.2 in 2Q23.

As shown in Table 26, during the past twelve-months a total of 33 new commercial spaces were opened in Colombia: 16 in Rionegro, 11 in Olaya Herrera, and 2 each in Monteria, Quibdó, and the Service Center. Further details of these openings can be found on page 21 of this report.

As shown in Table 26, during the past twelve-months a total of 33 new commercial spaces were opened in Colombia: 16 in Rionegro, 11 in Olaya Herrera, and 2 each in Monteria, Quibdó, and the Service Center. Further details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since June 30, 2023
Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	2Q24	6M24
Advertising	188.8%	63.8%	Food and beverage	5
Food and beverage	82.6%	28.2%	Retail	1
Duty free	45.3%	40.5%	Car rental	1
Others revenues	32.5%	26.1%	Banks and foreign exchange	1
Ground Transportation	32.4%	(29.4%)	Others revenues	25
Banks and foreign exchange	32.0%	22.2%	Total Commercial Spaces	33
Car parking	30.2%	26.5%
Retail	24.2%	15.0%
Teleservices	(8.3%)	(7.0%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Car rental	(8.7%)	(1.3%)
Total Commercial Revenues	40.1%	25.8%

ASUR 2Q24 Page 15 of 25

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Cost of Services	159,580	179,861	12.7	276,241	327,473	18.5
Technical Assistance
Concession Fees	114,166	148,600	30.2	238,600	291,478	22.2
Depreciation and Amortization	87,512	102,056	16.6	178,348	198,629	11.4
Operating Costs and Expenses Excluding Construction Costs	361,258	430,517	19.2	693,189	817,580	17.9
Construction Costs	723	1,371	89.6	6,790	5,064	(25.4)
Total Operating Costs & Expenses	361,981	431,888	19.3	699,979	822,644	17.5
Figures in pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos for 2Q24 and for 6M24 the figures in pesos at the Colombian exchange rate of COP.228.9373 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia increased 19.3% YoY to Ps.431.9 million. Excluding construction costs, operating costs and expenses increased 19.2% YoY to Ps.430.5 million, principally due to increases in maintenance and conservation, personnel, taxes and duties, security and cleaning, insurance and surety bond costs, concession fees and energy costs.

Cost of Services increased 12.7% YoY, or Ps.20.3 million, principally resulting from higher maintenance and conservation costs, personnel expenses, taxes and duties, as well as security, cleaning surety bond costs end energy costs.

Construction Costs increased 89.6% YoY, or Ps.0.6 million.

Concession Fees, which include fees paid to the Colombian government, increased 30.2% YoY, principally due to the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 16.6% YoY.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Interest Income	46,315	54,816	18.4	95,613	125,337	31.1
Interest Expense	(25,534)	112,223	n/a	(48,732)	79,141	n/a
Foreign Exchange Gain (Loss), Net	(506)	(179)	(64.6)	(521)	(124)	(76.2)
Total	20,275	166,860	723.0	46,360	204,354	340.8
Figures in pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos for 2Q24 and for 6M24 the figures in pesos at the Colombian exchange rate of COP.228.9373 = Ps.1.00 Mexican pesos.

During 2Q24, Colombia reported a Ps.166.9 million Comprehensive Financing Gain, compared to a Ps.20.3 million gain in 2Q23. Interest income increased 18.4% reflecting a higher cash position and rates.

Interest expenses declined by Ps.137.8 million, mainly due to the amortization at fair value of the loan originated in the acquisition of the business for Ps.135.2 million.

ASUR 2Q24 Page 16 of 25

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Second Quarter		% Chg.	Six-Months		% Chg.
	2023	2024		2023	2024
Total Revenues	578,694	782,764	35.3	1,242,014	1,537,977	23.8
Total Revenues Excluding Construction Revenues	577,971	781,393	35.2	1,235,224	1,532,913	24.1
Operating Profit	216,713	350,876	61.9	542,035	715,333	32.0
Operating Margin	37.4%	44.8%	738 bps	43.6%	46.5%	287 bps
Adjusted Operating Margin[1]	37.5%	44.9%	741 bps	43.9%	46.7%	278 bps
Net Profit	159,521	325,362	104.0	386,933	585,488	51.3
EBITDA	304,224	452,932	48.9	720,382	913,962	26.9
EBITDA Margin	52.6%	57.9%	529 bps	58.0%	59.4%	143 bps
Adjusted EBITDA Margin[2]	52.6%	58.0%	533 bps	58.3%	59.6%	130 bps

Figures in pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos for 2Q24 and COP.228.9373 = Ps.1.00 Mexican pesos for 6M24.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR's Colombian operations reported an Operating Profit of Ps.350.9 million in 2Q24, compared to Ps.216.7 million in 2Q23. Operating margin was 44.8% in 2Q24, compared to 37.4% in 2Q23. The Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, increased to 44.9% in 2Q24 compared to an adjusted operating margin of 37.5% in 2Q23.

EBITDA in 2Q24 was Ps.452.9 million, resulting in an EBITDA margin of 57.9%. This compared to an EBITDA of Ps.304.2 million and an EBITDA margin of 52.6% in 2Q23.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, increased to 58.0% in 2Q24, from 52.6% in 2Q23, principally reflecting the 35.3% YoY increase in revenues while costs increased only 19.3%.

Colombia Capital Expenditures

Capital expenditures in Colombia amounted to Ps.1.5 million in 2Q24 compared to Ps.0.7 million in 2Q23. During 6M24 capital expenditures totaled Ps.5.5 million compared to Ps.6.7 million in 6M23.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

During 2Q24, regulated revenues in Colombia amounted to Ps.581.9 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for

ASUR 2Q24 Page 17 of 25

carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking

ASUR 2Q24 Page 18 of 25

statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 2Q24 Page 19 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		Second Quarter		% Chg	Six - Months		% Chg
		2023	2024		2023	2024
Domestic Traffic		5,265,236	4,897,005	(7.0)	10,049,424	9,512,090	(5.3)
CUN	Cancun	3,006,582	2,545,231	(15.3)	5,603,062	4,864,912	(13.2)
CZM	Cozumel	45,886	60,221	31.2	77,927	118,724	52.4
HUX	Huatulco	211,125	179,673	(14.9)	426,297	356,146	(16.5)
MID	Merida	803,419	797,817	(0.7)	1,612,739	1,598,902	(0.9)
MTT	Minatitlan	34,380	38,751	12.7	59,712	66,770	11.8
OAX	Oaxaca	330,572	366,090	10.7	664,398	741,286	11.6
TAP	Tapachula	123,619	151,472	22.5	247,142	299,428	21.2
VER	Veracruz	386,267	391,305	1.3	724,413	747,034	3.1
VSA	Villahermosa	323,386	366,445	13.3	633,734	718,888	13.4
International Traffic		5,432,595	5,296,635	(2.5)	11,721,698	12,177,960	3.9
CUN	Cancun	5,147,284	4,963,228	(3.6)	11,035,502	11,373,638	3.1
CZM	Cozumel	109,398	118,920	8.7	267,601	309,150	15.5
HUX	Huatulco	17,745	19,476	9.8	75,107	99,905	33.0
MID	Mérida	76,358	89,448	17.1	169,099	188,596	11.5
MTT	Minatitlan	1,895	1,802	(4.9)	3,948	3,394	(14.0)
OAX	Oaxaca	46,562	58,403	25.4	101,632	115,398	13.5
TAP	Tapachula	3,756	2,844	(24.3)	9,443	6,450	(31.7)
VER	Veracruz	23,161	33,745	45.7	46,331	64,456	39.1
VSA	Villahermosa	6,436	8,769	36.2	13,035	16,973	30.2
Total Traffic México		10,697,831	10,193,640	(4.7)	21,771,122	21,690,050	(0.4)
CUN	Cancun	8,153,866	7,508,459	(7.9)	16,638,564	16,238,550	(2.4)
CZM	Cozumel	155,284	179,141	15.4	345,528	427,874	23.8
HUX	Huatulco	228,870	199,149	(13.0)	501,404	456,051	(9.0)
MID	Merida	879,777	887,265	0.9	1,781,838	1,787,498	0.3
MTT	Minatitlan	36,275	40,553	11.8	63,660	70,164	10.2
OAX	Oaxaca	377,134	424,493	12.6	766,030	856,684	11.8
TAP	Tapachula	127,375	154,316	21.2	256,585	305,878	19.2
VER	Veracruz	409,428	425,050	3.8	770,744	811,490	5.3
VSA	Villahermosa	329,822	375,214	13.8	646,769	735,861	13.8

US Passenger Traffic, San Juan Airport (LMM)
		Second Quarter		% Chg	Six - Months		% Chg
		2023	2024		2023	2024
SJU Total [1]		3,198,859	3,469,364	8.5	6,105,897	6,731,260	10.2
Domestic Traffic		2,850,826	3,072,984	7.8	5,492,755	6,008,924	9.4
International Traffic		348,033	396,380	13.9	613,142	722,336	17.8

Colombia, Passenger Traffic Airplan
		Second Quarter		% Chg	Six - Months		% Chg
		2023	2024		2023	2024
Domestic Traffic		2,723,025	3,235,205	18.8	5,899,180	6,198,665	5.1
MDE	Medellín (Rionegro)	2,007,212	2,441,322	21.6	4,408,266	4,608,240	4.5
EOH	Medellín	293,556	295,525	0.7	568,942	598,870	5.3
MTR	Montería	278,379	359,558	29.2	637,819	721,395	13.1
APO	Carepa	51,210	46,048	(10.1)	100,841	87,649	(13.1)
UIB	Quibdó	87,045	84,859	(2.5)	171,315	166,561	(2.8)
CZU	Corozal	5,623	7,893	40.4	11,997	15,950	32.9
International Traffic		666,586	863,806	29.6	1,375,748	1,704,578	23.9
MDE	Medellín (Rionegro)	666,586	863,806	29.6	1,375,748	1,704,578	23.9
EOH	Medellín	-	-	-	-	-	-
MTR	Montería	-	-	-	-	-	-
APO	Carepa	-	-	-	-	-	-
UIB	Quibdó	-	-	-	-	-	-
CZU	Corozal	-	-	-	-	-	-
Total Traffic Colombia		3,389,611	4,099,011	20.9	7,274,928	7,903,243	8.6
MDE	Medellín (Rionegro)	2,673,798	3,305,128	23.6	5,784,014	6,312,818	9.1
EOH	Medellín	293,556	295,525	0.7	568,942	598,870	5.3
MTR	Montería	278,379	359,558	29.2	637,819	721,395	13.1
APO	Carepa	51,210	46,048	(10.1)	100,841	87,649	(13.1)
UIB	Quibdó	87,045	84,859	(2.5)	171,315	166,561	(2.8)
CZU	Corozal	5,623	7,893	40.4	11,997	15,950	32.9

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 2Q24 Page 20 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since June 30, 2023[1]
Business Name	Type	Opening Date
MEXICO
Cancun
LL Mex, SA de CV	Car Rental	July 2023
Cozumel
Fleet Car Company Mx	Car Rental	December 2023
Huatulco
LL Mex, SA de CV	Car Rental	April 2024
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Mérida
Alquiladora de Vehiculos Automotores, SA de CV	Car Rental	July 2023
Máxima Distinción "EMWA"	Retail	October 2023
Cloe Moda	Retail	October 2023
LL Mex, SA de CV	Car Rental	November 2023
LL Mex, SA de CV	Car Rental	January 2024
Corporativo de la Torre & Zambrano	Car Rental	March 2024
Minatitlán
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Oaxaca
LL Mex, SA de CV	Car Rental	November 2023
Tapchula
LL Mex, SA de CV	Car Rental	April 2024
LL Mex, SA de CV (Terreno)	Car Rental	June 2024
Veracruz
LL Mex, SA de CV	Car Rental	November 2023
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
Villahermosa
LL Mex, SA de CV (Terreno)	Car Rental	April 2024
SAN JUAN, PUERTO RICO
To Go	Food and Beverage	November 2023
Landshark	Food and Beverage	January 2024
Morena Mía	Retail	January 2024
Morena Mía	Retail	February 2024
COLOMBIA
Rionegro
Tampa Cargo S.A.S.	Other Revenues	July 2023
Renting T&T S.A.S	Car Rental	July 2023
Novaventa S.A.S.	Food and Beverage	August 2023
Jetsmart Airlines Perú S.A.C.	Other Revenues	September 2023
Taca International Airlines S.A. Sucursal Colombia	Other Revenues	October 2023
Avianca Ecuador S.A. sucursal Colombia	Other Revenues	October 2023
Avianca Costa Rica S.A. Sucursal Colombia	Other Revenues	October 2023
Pasar Express SAS	Other Revenues	November 2023
Aerorepublica S A	Other Revenues	November 2023
Jetsmart Airlines S.A.S.	Other Revenues	November 2023
Carlos Andres Carrasquillazuluaga	Food and Beverage	December 2023
Colombian Air Cargo S.A.S	Other Revenues	December 2023
Corporación del lago S.A.S.	Food and Beverage	December 2023
Jetsmart Airlines SPA Sucursal	Other Revenues	January 2024
Avior Airlines Colombia C.A.	Other Revenues	May 2024
Avior Airlines Colombia C.A.	Other Revenues	May 2024
Olaya herrera
Los Halcones S.A.S.	Other Revenues	August 2023
Hoteles Regatta S.A.S.	Other Revenues	September 2023
Heliogolfo S.A.S.	Other Revenues	September 2023
CNV Volar S.A.S.	Other Revenues	September 2023
Corporación del lago S.A.S.	Food and Beverage	December 2023
Aviation Support & MAaintenance Company S.A.S.	Other Revenues	December 2023
Sociedad Aeronautica de Santander S.A.S.	Other Revenues	January 2024
Helisur S.A.S.	Other Revenues	January 2024
Departamento de Antioquia	Other Revenues	February 2024
Fondo de Valorización del Municipio de Medellín	Other Revenues	February 2024
Central Aerospace S.A.S.	Other Revenues	February 2024
Montería
Corporación del Lago S.A.S	Food and Beverage	December 2023
Sociedad Aeronautica de Integración Tecnica S.A.S.	Other Revenues	February 2024
Quibdó
Late Choco Fabrica Artesanal de Chocolates	Retail	December 2023
Fundación Patrulla Aerea del Choco	Other Revenues	February 2024
Centro de Servicios
Bancolombia S.A.	Banks and foreign exchange	October 2023
Icetex	Other Revenues	December 2023

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 2Q24 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of Mexican pesos

Item	2Q23	2Q23 Per Workload Unit	2Q24	2Q24 Per Workload Unit	YoY% Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	2,043,242	247.5	2,649,820	347.3	29.7	40.3
Non-Aeronautical Revenues	1,574,229	190.7	1,600,443	209.8	1.7	10.0
Construction Services Revenues	29,234	3.5	122,101	16.0	317.7	357.1
Total Revenues	3,646,705	441.7	4,372,364	573.1	19.9	29.7
Operating Profit	2,274,933	275.6	2,918,883	382.6	28.3	38.8
EBITDA	2,446,113	296.3	3,101,300	406.5	26.8	37.2
Merida
Aeronautical Revenues	247,205	262.7	272,232	285.1	10.1	8.5
Non-Aeronautical Revenues	55,886	59.4	68,614	71.8	22.8	20.9
Construction Services Revenues	10,850	11.5	12,599	13.2	16.1	14.8
Other [2]	24	-	26	-	8.3	n/a
Total Revenues	313,965	333.6	353,471	370.1	12.6	10.9
Operating Profit	176,488	187.6	177,808	186.2	0.7	(0.7)
EBITDA	197,816	210.2	213,329	223.4	7.8	6.3
Villahermosa
Aeronautical Revenues	95,821	280.2	116,685	299.2	21.8	6.8
Non-Aeronautical Revenues	18,242	53.3	23,388	60.0	28.2	12.6
Construction Services Revenues	11,612	34.0	-	-	(100.0)	(100.0)
Other [2]	23	0.1	23	0.1	-	-
Total Revenues	125,698	367.6	140,096	359.3	11.5	(2.3)
Operating Profit	62,668	183.2	76,155	195.3	21.5	6.6
EBITDA	73,627	215.3	88,974	228.1	20.8	5.9
Other Airports [3]
Aeronautical Revenues	380,110	280.5	475,014	328.0	25.0	16.9
Non-Aeronautical Revenues	52,606	38.8	74,518	51.5	41.7	32.7
Construction Services Revenues	22,096	16.3	13,252	9.2	(40.0)	(43.6)
Other [2]	76	0.1	83	0.1	9.2	-
Total Revenues	454,888	335.7	562,867	388.8	23.7	15.8
Operating Profit	217,329	160.4	286,720	198.0	31.9	23.4
EBITDA	275,542	203.4	350,547	242.1	27.2	19.0
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	347,843	n/a	174,932	n/a	(49.7)	n/a
Total Revenues	347,843	n/a	174,932	n/a	(49.7)	n/a
Operating Profit	329,265	n/a	159,807	n/a	(51.5)	n/a
EBITDA	329,269	n/a	159,810	n/a	(51.5)	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(347,967)	n/a	(175,065)	n/a	(49.7)	n/a
Total Mexico
Aeronautical Revenues	2,766,378	254.0	3,513,751	337.1	27.0	32.7
Non-Aeronautical Revenues	1,700,963	156.2	1,766,963	169.5	3.9	8.5
Construction Services Revenues	73,792	6.8	147,952	14.2	100.5	108.8
Total Revenues	4,541,133	417.0	5,428,666	520.8	19.5	24.9
Operating Profit	3,060,683	281.0	3,619,373	347.2	18.3	23.6
EBITDA	3,322,367	305.0	3,913,960	375.5	17.8	23.1
San Juan Puerto Rico, US [5]
Aeronautical Revenues	508,939	n/a	518,307	n/a	1.8	n/a
Non-Aeronautical Revenues	470,703	n/a	513,556	n/a	9.1	n/a
Construction Services Revenues	56,974	n/a	150,717	n/a	164.5	n/a
Total Revenues	1,036,616	n/a	1,182,580	n/a	14.1	n/a
Operating Profit	626,681	n/a	372,675	n/a	(40.5)	n/a
EBITDA	533,715	n/a	542,982	n/a	1.7	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	435,659	n/a	581,884	n/a	33.6	n/a
Non-Aeronautical Revenues	142,312	n/a	199,509	n/a	40.2	n/a
Construction Services Revenues	723	n/a	1,371	n/a	89.6	n/a
Total Revenues	578,694	n/a	782,764	n/a	35.3	n/a
Operating Profit	216,713	n/a	350,876	n/a	61.9	n/a
EBITDA	304,224	n/a	452,932	n/a	48.9	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,710,976	n/a	4,613,942	n/a	24.3	n/a
Non-Aeronautical Revenues	2,313,978	n/a	2,480,028	n/a	7.2	n/a
Construction Services Revenues	131,489	n/a	300,040	n/a	128.2	n/a
Total Revenues	6,156,443	n/a	7,394,010	n/a	20.1	n/a
Operating Profit	3,904,077	n/a	4,342,924	n/a	11.2	n/a
EBITDA	4,160,306	n/a	4,909,874	n/a	18.0	n/a
[1] Reflects results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects results of operation of San Juan Airport, Puerto Rico, US for 2Q24.
[6] Reflects the results of operation of Airplan, Colombia, for 2Q24.

ASUR 2Q24 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of June 30, 2024 and December 31, 2023
Thousands of Mexican pesos

Item	June 2024	December 2023	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	14,996,995	13,872,897	1,124,098	8.1
Cash and Cash Equivalents Restricted	1,736,371	1,615,400	120,971	7.5
Accounts Receivable, net	2,506,666	2,317,818	188,848	8.1
Document Receivable	100,696	100,696	-	-
Recoverable Taxes and Other Current Assets	1,026,338	826,386	199,952	24.2
Total Current Assets	20,367,066	18,733,197	1,633,869	8.7

Non Current Assets
Investment in Financial Instrument	1,301,136	1,818,949	(517,813)	(28.5)
Machinery, Furniture and Equipment, net	205,935	184,016	21,919	11.9
Intangible assets, airport concessions and Goodwill-Net	50,508,174	49,310,063	1,198,111	2.4
investment in Joint Venture	291,698	296,199	(4,501)	(1.5)
Total Assets	72,674,009	70,342,424	2,331,585	3.3

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	260,626	306,548	(45,922)	(15.0)
Bank Loans and Short Term Debt	1,291,986	1,233,639	58,347	4.7
Accrued Expenses and Others Payables	3,581,829	3,287,040	294,789	9.0
Total Current Liabilities	5,134,441	4,827,227	307,214	6.4

Long Term Liabilities
Bank Loans	1,907,957	2,586,932	(678,975)	(26.2)
Long Term Debt	8,954,510	8,404,199	550,311	6.5
Deferred Income Taxes	3,433,260	2,897,858	535,402	18.5
Employee Benefits	36,865	35,010	1,855	5.3
Total Long Term Liabilities	14,332,592	13,923,999	408,593	2.9

Total Liabilities	19,467,033	18,751,226	715,807	3.8

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,542,227	-	-
Mayority Net Income for the Period	6,755,658	10,203,713	(3,448,055)	(33.8)
Cumulative Effect of Conversion of Foreign Currency	(1,006,283)	(1,619,693)	613,410	(38)
Retained Earnings	29,977,738	26,051,825	3,925,913	15.1
Non- Controlling interests	7,170,360	6,645,850	524,510	7.9
Total Stockholders' Equity	53,206,976	51,591,198	1,615,778	3.1

Total Liabilities and Stockholders' Equity	72,674,009	70,342,424	2,331,585	3.3
Exchange Rate per Dollar Ps. 18.2478

ASUR 2Q24 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to June 30, 2024 and 2023
Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2023	2024	Chg	2023	2024	Chg
Revenues
Aeronautical Services	7,588,394	9,257,579	22.0	3,710,976	4,613,942	24.3
Non-Aeronautical Services	4,736,590	5,014,865	5.9	2,313,978	2,480,028	7.2
Construction Services	280,868	556,473	98.1	131,489	300,040	128.2
Total Revenues	12,605,852	14,828,917	17.6	6,156,443	7,394,010	20.1

Operating Expenses
Cost of Services	2,120,655	2,594,848	22.4	996,144	1,364,589	37.0
Cost of Construction	280,868	556,473	98.1	131,489	300,040	128.2
General and Administrative Expenses	153,566	159,772	4.0	76,325	80,753	5.8
Technical Assistance	364,745	206,594	(43.4)	174,434	100,279	(42.5)
Concession Fee	743,193	1,278,416	72.0	365,620	638,476	74.6
Depreciation and Amortization	1,025,097	1,110,667	8.3	508,354	566,949	11.5
Total Operating Expenses	4,688,124	5,906,770	26.0	2,252,366	3,051,086	35.5

Other Revenues

Operating Income	7,917,728	8,922,147	12.7	3,904,077	4,342,924	11.2

Comprehensive Financing Cost	(857,832)	1,165,896	n/a	(329,992)	1,207,938	n/a

Income from investment results Accounted by the Equity Method		(4,506)	n/a		(1,825)	n/a

Income Before Income Taxes	7,059,896	10,083,537	42.8	3,574,085	5,549,037	55.3

Provision for Income Tax	1,706,288	2,679,316	57.0	848,754	1,502,975	77.1
Deferred Income Taxes	101,950	438,054	329.7	75,918	266,649	251.2

Net Income for the Year	5,251,658	6,966,167	32.6	2,649,413	3,779,413	42.7

Majority Net Income	4,957,073	6,755,658	36.3	2,444,711	3,673,567	50.3
Non-controlling interests	294,585	210,509	(28.5)	204,702	105,846	(48.3)

Earning per Share	16.5236	22.5189	36.3	8.1490	12.2452	50.3
Earning per American Depositary Share (in U.S. Dollars)	9.0551	12.3406	36.3	4.4658	6.7105	50.3
Exchange Rate per Dollar Ps. 18.2478

ASUR 2Q24 Page 24 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash flow for the periods of January 1, to June 30, 2024 and 2023
Thousands of Mexican pesos

Item	6M	6M	%	2Q	2Q	%
	2023	2024	Chg	2023	2024	Chg
Operating Activities
Income Before Income Taxes	7,059,896	10,083,537	42.8	3,574,085	5,549,037	55.3

Depreciation and Amortization	1,025,097	1,110,667	8.3	508,354	566,949	11.5
Income from Results of Joint Venture Accounted by the Equity Method		4,506	n/a		1,825	n/a
Interest Income	(561,730)	(781,797)	39.2	(296,670)	(372,073)	25.4
Interest Payable	587,670	361,499	(38.5)	281,678	106,096	(62.3)
Foreign Exchange Gain (loss), Net Unearned	803,508	(628,963)	n/a	311,571	(812,000)	n/a
Sub-Total	8,914,441	10,149,449	13.9	4,379,018	5,039,834	15.1
Trade Receivables	640,978	(51,946)	n/a	493,579	353,997	(28.3)
Recoverable Taxes and other Current Assets	(47,622)	(409,284)	759.4	49,527	(316,969)	n/a
Income Tax Paid	(2,103,207)	(2,550,735)	21.3	(1,378,343)	(1,439,067)	4.4
Trade Accounts Payable	(506,008)	173,534	n/a	(450,754)	218,255	n/a

Net Cash Flow Provided by Operating Activities	6,898,582	7,311,018	6.0	3,093,027	3,856,050	24.7

Investing Activities
Investment in Financial Instrument		517,813	n/a		498,013	n/a
Loans granted to Third Parties	47,922		n/a	47,922		n/a
Recovery Investment Joint Venture ADG Airport	6,802		n/a	6,802		n/a
Income from investment results Accounted by the Equity Method	(305,885)		n/a	(305,885)		n/a
Restricted Cash	(149,538)	(8,988)	(94.0)	(85,465)	(72,015)	(15.7)
Investments in Machinery, Furniture and Equipment, net	(295,921)	(819,364)	176.9	(152,927)	(636,780)	316.4
Interest Income	495,116	720,343	45.5	261,861	340,568	30.1

Net Cash Flow used by Investing Activities	(201,504)	409,804	n/a	(227,692)	129,786	n/a

Excess Cash to Use in Financing Activities	6,697,078	7,720,822	15.3	2,865,335	3,985,836	39.1

Bank Loans
Bank Loans paid	(712,500)	(538,712)	(24.4)	(50,000)	(488,712)	877.4
Long Term Debt Paid	(99,786)	(97,926)	(1.9)
Interest Paid	(549,196)	(459,519)	(16.3)	(139,060)	(93,896)	(32.5)
Dividends Paid	(2,979,000)	(6,277,800)	110.7	(2,979,000)	(6,277,800)	110.7

Net Cash Flow used by Financing Activities	(4,340,482)	(7,373,957)	69.9	(3,168,060)	(6,860,408)	116.5

Net Increase in Cash and Cash Equivalents	2,356,596	346,865	(85.3)	(302,725)	(2,874,572)	849.6

Cash and Cash Equivalents at Beginning of Period	13,174,991	13,872,897	5.3	15,108,236	16,822,986	11.3

Exchange Gain on Cash and Cash Equivalents	(1,057,552)	777,233	n/a	(331,476)	1,048,581	n/a

Cash and Cash Equivalents at the End of Period	14,474,035	14,996,995	3.6	14,474,035	14,996,995	3.6

ASUR 2Q24 Page 25 of 25